Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$15,739	$13,598	$14,196	$16,892	$16,820	$17,375
Interest applicable to rentals	833	827	747	635	620	633

Total fixed charges, as defined	16,572	14,425	14,943	17,527	17,440	18,008

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$18,141	$15,994	$16,512	$19,096	$19,009	$19,577

Earnings as defined:

Net Income	$35,167	$37,149	$19,878	$12,608	$31,030	$41,709
Add:
Provision for income taxes:
Total	18,707	16,469	8,645	2,277	13,450	20,786
Fixed charges as above	16,572	14,425	14,943	17,527	17,440	18,008

Total earnings, as defined	$70,446	$68,043	$43,466	$32,412	$61,920	$80,503

Ratio of earnings to fixed charges, as defined (b)	4.25	4.72	2.91	1.85	3.55	4.47

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.88	4.25	2.63	1.70	3.26	4.11

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.